

August 13, 2020

Carlos Henrique Boquimpani de Freitas
Chief Financial Officer
Vitru Ltd
Rodovia José Carlos Daux, 5500
Torre Jurerê A, 2nd floor
Saco Grande, Florianópolis
State of Santa Catarina, 88032-005, Brazil

> **Re: Vitru Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted August 10, 2020**
> **CIK 0001805012**

Dear Mr. Boquimpani de Freitas:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Second Amendment to Draft Registration Statement on Form F-1 Filed August 10, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Indebtedness, page 109

1. You disclose in note 1.1(a), *Loans and financing*, to the interim financial statements that you borrowed R$150.0 million to settle installments due in December 2020 on the accounts payable from acquisition of subsidiaries in prior years. Please expand your disclosure to discuss the purpose of this loan and the amounts needed to meet these installment payments due in December 2020. Also, discuss your plans to satisfy the

quarterly interest installment payments due on this loan starting in July 2020, the principal amount due upon maturity of this loan in October 2021, and in meeting the scheduled remaining installments due on the accounts payable from acquisition of subsidiaries. Refer to Item 5.D of Form 20-F for guidance.

Notes to the unaudited interim condensed consolidated financial statements for the six months period ended June 30, 2020
Note 11. Loans and Financing, page F-17

2.   We note in your disclosures that you do not address the changes in your liquidity risk relative to the financial resources needed to meet the installment payments due on accounts payable from the acquisition of subsidiaries. Specifically, referencing footnote (i) to Note 11, it appears the R$150,000 loan entered into on April 16, 2020 will be used to meet the installment payment due on these obligations in December 2020. Please provide qualitative disclosures of your exposures to liquidity risk and any changes in managing this risk since December 31, 2019, including the entry into the new loan agreement. Refer to IFRS 7, paragraphs 31-33.

        You may contact Robert Shapiro, Staff Accountant at 202-551-3273 or Lyn Shenk, Accounting Branch Chief at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Jennifer López, Staff Attorney at 202-551-3792 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services